UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WIND RIVER SYSTEMS, INC.

(Name of Subject Company)

WIND RIVER SYSTEMS, INC.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

973149107

(CUSIP Number of Class of Securities)

Kenneth R. Klein

President and Chief Executive Officer

500 Wind River Way

Alameda, California 94501 (510) 748-4100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Aaron J. Alter, Esq.

Robert T. Ishii, Esq.

Wilson Sonsini Goodrich & Rosati,

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

☐   Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 11, 2009 (as previously filed with the SEC, the “Schedule 14D-9”), by Wind River Systems, Inc., a Delaware corporation (“Wind River” or the “Company”), relating to the offer (the “Offer”) by APC II Acquisition Corporation, a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of Intel Corporation, a Delaware corporation (“Intel” or “Parent”), as set forth in a Tender Offer Statement filed by Intel and Parent on Schedule TO, dated June 11, 2009, as amended June 16, 2009 (as previously filed with the SEC, and as further amended, collectively, the “Schedule TO”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Company Shares”) including the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Rights,” and collectively, with the Company Shares, the “Shares”) of Wind River, at a purchase price of $11.50 per Share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2009, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 1 is being filed to reflect certain updates as reflected below.

Item 8.	Additional Information.

(g) Regulatory Approvals

The first through third paragraphs of the section of Item 8(g) captioned “United States Antitrust Compliance” are hereby amended and restated as follows:

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to the Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar day waiting period, which begins when Parent has filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless the FTC and Antitrust Division grant early termination of such waiting period. Parent and the Company filed a Premerger Notification and Report Form under the HSR Act with the FTC and Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on June 5, 2009. At 11:59 p.m., New York City time, on Monday, June 22, 2009, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Merger will not require an additional filing under the HSR Act if Purchaser owns at least 50% of the outstanding Shares at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The FTC and the Antitrust Division may scrutinize the legality under the antitrust laws of proposed transactions such as the Purchaser’s acquisition of Shares in the Offer and the Merger. At any time before or after the purchase of Shares by the Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer and the Merger, the divestiture of Shares purchased in the Offer or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general also may bring legal actions under the antitrust laws under certain circumstances.

(i) Litigation

Item 8(i) Litigation is hereby amended and restated in its entirety as follows:

On June 4, 2009, a class action complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Mark Harvey against the Company and all of its current directors. The complaint alleges that defendants breached their fiduciary duties to the Company’s stockholders in connection with the negotiation and execution of the Merger Agreement and the Offer. The complaint seeks declaratory and injunctive relief, including declaring the Merger Agreement to be a breach of the fiduciary duties of the directors and thereby unlawful and unenforceable, rescinding the Offer and related documents, enjoining the directors from entering into the Offer until a fair price for the stockholders is obtained, directing the individual defendants to obtain a transaction in the best interest of the Company’s stockholders, and requiring payment of plaintiff’s costs and attorneys’ fees. In addition, on June 5, 2009, a second substantially similar complaint was filed in the Superior Court of the State of California, in and for the County of Alameda, by Donald Smith against the Company, all of its current directors and Intel. Further, on June 12, 2009, two additional substantially similar complaints were filed in the Superior Court of the State of California, in and for the County of Alameda, by Bakhtiar S. Alam and KBC Asset Management NV. The Court has issued an order consolidating the Harvey and Smith actions, and a consolidated complaint was filed on June 19, 2006 that named the Company, its current directors, Intel and Purchaser as defendants. Plaintiffs in the consolidated action have requested the Court consolidate the Alam and KBC Asset Management NV actions. The parties to the consolidated action have agreed to expedited discovery. Plaintiffs may file a motion for a preliminary injunction that would seek to enjoin the consummation of the Offer. The Court has scheduled a hearing on July 8, 2009 for argument on any such motion.

On June 16, 2009, a complaint was filed in the Court of Chancery for the State of Delaware, by Robert H. Rosen and Robert H. Rosen on behalf of SL Textile Corp. Salaried Employees Benefit Plan against the Company and all of its current directors, Intel and Purchaser. The complaint alleges that the Company defendants breached their fiduciary duties, and Intel and Purchaser aided and abetted in such breach, to the Company’s stockholders in connection with the execution of the proposed transaction and breached their duties of disclosure with respect to the information disseminated to the Company’s stockholders. The complaint seeks declaratory and injunctive relief, including permanently enjoining defendants from consummating the proposed transaction, rescinding the proposed transaction if consummated and requiring defendants to pay damages to plaintiffs for the wrongs complained of, including reasonable costs and attorney’s fees. On June 17, 2009, the plaintiff filed a motion for a preliminary injunction that seeks to enjoin the consummation of the Offer and a motion for expedited proceeding. The Company has moved to stay the action pending resolution of the consolidated actions in California. At a hearing on June 22, 2009, the Chancery Court tentatively denied the Company’s motion to stay and tentatively scheduled a hearing on July 7, 2009 for argument on plaintiff’s motion for a preliminary injunction. The Chancery Court has not issued a final order.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WIND RIVER SYSTEMS, INC.

By:	/s/ Ian R. Halifax
Ian R. Halifax Senior Vice President, Finance and Administration, Chief Financial Officer and Secretary Dated: June 24, 2009